U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

TERRA NOVA ROYALTY CORPORATION Suite 1620 400 Burrard Street Vancouver, British Columbia, V6C 3A6

2.	DATE OF MATERIAL CHANGE

January 10, 2011

3.	NEWS RELEASE

On January 10 and 11, 2011, Terra Nova Royalty Corporation (the “Company”) issued news releases through PR Newswire, which were also filed on SEDAR.

4.	Summary of Material Change

The Company announced that it had adopted a dividend policy. The Company also announced that for 2011 the annual cash dividend would be equal to $0.20 per common share (United States dollars).

5.	Full Description of Material Change

The Company announced that it had adopted a dividend policy, which provides for an annual dividend based on the annual dividend yield of the New York Stock Exchange Composite Index for the preceding year plus 25 basis points. For 2011, the board of directors of the Company declared an aggregate cash dividend of $0.20 per common share (United States dollars), representing a dividend yield of 2.58 percent, which will be paid by the Company in quarterly installments. The first such payment of $0.05 per common share (United States dollars) will be made on January 31, 2011 to shareholders of record on January 20, 2011. The remaining quarterly dividend payments will be made in each of March, June and September, 2011.

For further information, please refer to the Company’s news releases dated January 10 and 11, 2011, copies of which are attached hereto.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Michael Smith President 604-683-8286 (contact through Rene Randall)

9.	Date of Report

January 12, 2011

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com

TERRA NOVA ANNOUNCES CASH DIVIDEND, ANNUAL DIVIDEND POLICY
NEW YORK (January 10, 2011) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova” or the “Company”) is pleased to announce it has declared an annual cash dividend and established an annual dividend policy as follows:
•	The annual dividend will be based on the annual dividend yield of the New York Stock Exchange Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points. For 2011, the board of directors of Terra Nova has declared an aggregate cash dividend of $0.20 per common share, representing a dividend yield of 2.58 percent.
•	The 2011 annual cash dividend will be paid in quarterly installments by the Company. The first payment of $0.05 per common share will be paid on January 31, 2011 to shareholders of record on January 20, 2011. The remaining quarterly dividend payments will be made in each of March, June and September, 2011.
•	This 2011 dividend will be a return of capital and no tax will be withheld.
•	In the future, Terra Nova will announce and declare the cash dividend during the first full week of each year.
•	For the first payment of 2011, the common shares of Terra Nova will trade ex-dividend on January 18, 2011.
Michael Smith, Terra Nova’s Chairman, commented: “We are pleased with this policy. It is fiscally responsible in regards to taxation and is based on a small premium to the dividend yield of the NYSE Composite Index, which is our benchmark.”
The declaration and payment of dividends in the future will depend on the Company’s financial results.
About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources, including royalty, trading, financing and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.
Disclaimer for Forward-Looking Information
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could
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cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of the Company to differ materially from the expectations of the Company include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate the operations and programs of businesses and/or companies acquired with those of the Company, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of acquired businesses, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the nine months ended September 30, 2010 filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.
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NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com

2011 DIVIDEND — CLARIFICATION
NEW YORK (January 11, 2011) . . . Terra Nova Royalty Corporation (NYSE: TTT) (the “Company) issues the following clarification to its news release dated January 10, 2011. The 2011 cash dividend of $0.20 per common share (the “Dividend”) will be subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The Dividend is an eligible dividend under the Income Tax Act (Canada).
About Terra Nova Royalty Corporation
Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources, including royalty, trading, financing and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.terranovaroyalty.com.
Disclaimer for Forward-Looking Information
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of the Company to differ materially from the expectations of the Company include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate the operations and programs of businesses and/or companies acquired with those of the Company, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of acquired businesses, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our MD&A for the nine months ended September 30, 2010 filed with Canadian securities regulators and filed on Form 6-K with the SEC and our Form 20-F for the year ended December 31, 2009.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith
Michael Smith
Chairman, President and Chief Executive Officer

Date:	January 12, 2011